L I N C O L N    E L E C T R I C    H O L D I N G S,    I N C.

22801 Saint Clair Avenue • Cleveland, Ohio 44117 • U.S.A Tel: +1 (216) 481-8100 • Fax: +1 (216) 486-1751

June 15, 2018

Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Lincoln Electric Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 27, 2018

File No. 000-01402

Dear Mr. Kuhar:

Set forth below are responses from Lincoln Electric Holdings, Inc. (“Lincoln”, the “Company” or “we”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated June 4, 2018, concerning Lincoln’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “2017 Form 10-K”).

For your convenience, the responses set forth below have been put in the same order as the Comments were presented and repeat each Comment prior to the response. The Comments are highlighted in bold.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted Earnings Before Interest and Income Taxes (“Adjusted EBIT”), page 21

1.	We note the tabular presentation of consolidated Adjusted EBIT and that amount as a percentage of total sales on page 21. Please revise future filings to include all of the disclosures required by Item 10(e) of Regulation S-K for these non-GAAP measures. Refer to Question 104.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response #1 - We respectfully acknowledge the Staff’s comment and will, in future filings, beginning with our Form 10-Q for the quarterly period ended June 30, 2018, revise this disclosure to address the Staff’s comment. We will expand our disclosures in the Adjusted Earnings Before Interest and Income Taxes (“Adjusted EBIT”) table to add Net income (the most directly comparable GAAP financial measure) and Net income as a percent of total sales in compliance with Item 10(e). In our Response #2, we have added Adjusted EBIT as a non-GAAP financial measure and provided a reconciliation of Net income to Adjusted EBIT in our “Non-GAAP Financial Measures” disclosure.

www.lincolnelectric.com

Mr. Kevin J. Kuhar

June 15, 2018

Non-GAAP Financial Measures, page 22

2.	Your presentation of adjusted net income presents special items on an after-tax basis. Please revise future filings and earnings releases to present the income tax effects of your non-GAAP adjustments as a separate adjustment and clearly explain how it was calculated. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response #2 - We respectfully acknowledge the Staff’s comment and will, in future filings and earnings releases, beginning with our Form 10-Q and earnings release for the quarterly period ended June 30, 2018, revise this disclosure to address the Staff’s comment. For reference, the revised “Non-GAAP Financial Measures” disclosure in our Form 10-K for year ended December 31, 2017 is provided below with tracked edits to reflect changes in the presentation in response to Comments 1 and 2:

Non-GAAP Financial Measures

The Company reviews Adjusted operating income, Adjusted EBIT, Adjusted net income, Adjusted diluted earnings per share and Return on invested capital, all non-GAAP financial measures, in assessing and evaluating the Company’s underlying operating performance. These non-GAAP financial measures exclude the impact of special items on the Company’s reported financial results. Non-GAAP financial measures should be read in conjunction with the generally accepted accounting principles in the United States (“GAAP”) financial measures, as non-GAAP financial measures are a supplement to, and not a replacement for, GAAP financial measures. From time to time management evaluates and discloses to investors the non-GAAP financial measure Free cash flow (“FCF”). FCF is defined as Net cash provided by operating activities less Capital expenditures. The Company considers FCF to be a liquidity measure that provides useful information to management and investors about how the amount of cash generated by our business, after the purchase of property and equipment, can be used for debt service, acquisitions, paying dividends and repurchasing our common shares.

The following table presents a reconciliation of Operating income as reported to Adjusted operating income:

	Year Ended December 31,
	2017	2016	2015
Operating income as reported	$377,711	$288,274	$181,700
Special items (pre-tax):
Rationalization and asset impairment charges (1)	6,590	—	19,958
Loss on deconsolidation of Venezuelan subsidiary (2)	—	34,348	—
Venezuela remeasurement losses (3)	—	—	27,214
Pension settlement charges (4)	8,150	—	142,738
Acquisition transaction and integration costs (5)	15,002	—	—
Amortization of step up in value of acquired inventories (5)	4,578	—	—
Bargain purchase gain (5)	(49,650)	—	—

Adjusted operating income	$362,381	$322,622	$371,610

(1)	Charges in 2017 and 2015 consist of employee severance and other related costs, non-cash goodwill impairment charges and net non-cash asset impairment charges.
(2)	Loss on deconsolidation of the Venezuelan subsidiary as of June 30, 2016.
(3)	Charges related to the adoption of a new foreign exchange mechanism in the period.

Mr. Kevin J. Kuhar

June 15, 2018

(4)	Charges consist of the following:

•	In 2017, charges related to lump sum pension payments.
•	In 2015, charges related to the purchase of a group annuity contract that settled a portion of the Company’s pension obligation in 2015.

(5)	Acquisition-related costs and a bargain purchase gain related to the Air Liquide Welding acquisition as discussed in Note 3 to the consolidated financial statements.

The following table presents the reconciliation~~s~~ of both Net income ~~and Diluted earnings per share~~ as reported to Adjusted net income and Adjusted EBIT, and Diluted earnings per share as reported to Adjusted diluted earnings per share:

	Year Ended December 31,
	2017	2016	2015
Net income as reported	$247,503	$198,399	$127,478
Special items ~~(after-tax)~~:
Rationalization and asset impairment charges (1)	6,590	—	19,958
Loss on deconsolidation of Venezuelan subsidiary (2)	—	34,348	—
Venezuela remeasurement losses (3)	—	—	27,214
Pension settlement charges (4)	8,150	—	142,738
Acquisition transaction and integration costs (5)	15,002	—	—
Amortization of step up in value of acquired inventories (5)	4,578	—	—
Bargain purchase gain (5)	(49,650)	—	—
~~Income tax valuation reversal (6)~~		~~(7,196~~ )
~~Net impact of U.S. Tax Act (7)~~	~~28,616~~
Tax effect of Special items (6)	20,536	(8,293)	(57,204)

Adjusted net income	$252,709	$224,454	$260,184
Non-controlling interest	(28)	(26)	(66)
Interest expense, net	19,432	16,987	19,110
Income taxes as reported	118,761	79,015	42,375
Tax effect of Special items (6)	(20,536)	8,293	57,204
Adjusted EBIT	$370,338	$328,723	$378,807

Diluted earnings per share as reported	$3.71	$2.91	$1.70
Special items per share	0.08	0.38	1.78

Adjusted diluted earnings per share	$3.79	$3.29	$3.48

(1)	Charges in 2017 and 2015 consist of employee severance and other related costs, non-cash goodwill impairment charges and net non-cash asset impairment charges.
(2)	Loss on deconsolidation of the Venezuelan subsidiary as of June 30, 2016.
(3)	Charges related to the adoption of a new foreign exchange mechanism in the period.
(4)	Charges consist of the following:

•	In 2017, charges related to lump sum pension payments.
•	In 2015, charges related to the purchase of a group annuity contract that settled a portion of the Company’s pension obligation in 2015.

Mr. Kevin J. Kuhar

June 15, 2018

(5)	Acquisition-related costs and a bargain purchase gain related to the Air Liquide Welding acquisition as discussed in Note 3 to the consolidated financial statements.
~~(6)~~	~~Tax benefit related to the reversal of an income tax valuation allowance as a result of a legal entity change~~.
~~(7)~~	~~Charges related to the net impact of the U.S. Tax Act and foreign withholding taxes.~~
(6)	Includes the net tax impact of Special items recorded during the respective periods, including the following:

•	In 2017, net impact of the U.S. Tax Act of $28,616.
•	In 2016, tax benefit related to the reversal of an income tax valuation allowance as a result of a legal entity change of $7,196.

The tax effect for Special items impacting pre-tax income was calculated as the pre-tax amount multiplied by the applicable tax rate. The applicable tax rates reflect the taxable jurisdiction and nature of each Special item.

Note 3 – Acquisitions, page F-16

3.	You recognized a bargain purchase gain of $49.7 million on the $135.1 million acquisition of Air Liquide Welding. Describe to us, in sufficient detail, the reassessment you performed pursuant to ASC 805-30-25-4 before recognizing the gain on bargain purchase.

Response #3 - We respectfully acknowledge the Staff’s comment and acknowledge that ASC 805-30-25-4 requires that if a bargain purchase is initially identified, the acquirer should reassess whether all of the assets acquired and liabilities assumed have been identified and recognized, including any additional assets and liabilities not previously identified or recognized in the acquisition accounting. In accordance with ASC 805-30-30-5, the acquirer should also review the procedures used to measure the following items:

•	Identifiable assets acquired and liabilities assumed;

•	Noncontrolling interest in the acquiree, if any;

•	Acquirer’s previously held equity interest in the acquiree, if any; and

•	Consideration transferred.

The Company recognizes the unique nature of a bargain purchase gain and, as a result, spent a considerable amount of time and resources ensuring the accuracy of the accounting regarding the Air Liquide Welding acquisition. The Company believes that the bargain purchase gain was primarily the result of the divestiture by Air Liquide of its welding business, which was outside Air Liquide’s core business, as part of an overall repositioning of its core business. The agreed upon purchase price reflected the fact that a buyer would need to incur significant costs post acquisition on future integration initiatives in order to achieve commercial and operational synergies.

The Company considered the guidance within ASC 805-30-30-5 to ensure that valuation inputs and assumptions were reasonable and supportable. The Company engaged a third-party expert with relevant knowledge and experience to assist in the identification and determination of acquired assets and liabilities. Fair values were determined using acceptable and common valuation methodologies. The Company gave additional scrutiny to those assumptions requiring a higher degree of judgement and subjectivity. Key considerations included the following:

•	There were no aspects of the transaction that needed to be accounted for separately from the business combination;

•	Tangible assets, as well as accounts receivable and accounts payable, were all recorded at fair value;

Mr. Kevin J. Kuhar

June 15, 2018

•	Assumptions utilized and conclusions reached regarding the fair value of intangible assets, including the indefinite lived intangible tradename, were deemed appropriate for the facts and circumstances;

•	Pre-acquisition contingencies, including legal and environmental contingences, were thoroughly evaluated;

•	Assumed pension obligations were measured in accordance with U.S. GAAP and reasonable assumptions were applied;

•	Leases were evaluated for any off-market components; and

•	Conclusions reached with respect to the accounting for acquired or assumed deferred taxes were appropriate and included proper analysis of valuation allowances and reserves for uncertain tax positions.

Based on the reassessment as described above, the resulting gain represents management’s best estimate of the economic effect of the transaction based on all information that existed as of the acquisition date. The Company believes that it considered all information available as of the acquisition date to measure the fair value for the identifiable assets acquired and liabilities assumed and the consideration transferred.

Note 5 – Segment Information, page F-19

4. We note the line item “special items charge (gain)” in the tabular reconciliation of segment profit as well as the explanatory footnotes included. Please revise your presentation in future filings to quantify by segment the charges described in the footnotes.

Response #4 - We respectfully acknowledge the Staff’s comment and will, in future filings, beginning with our Form 10-Q for the quarterly period ended June 30, 2018, revise this disclosure to address the Staff’s comment by quantifying the charges described in the footnotes for each segment.

* * * *

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (216) 481-8100. Thank you for your assistance.

Sincerely,

/s/ Vincent K. Petrella

Vincent K. Petrella
Executive Vice President, Chief Financial Officer and Treasurer
Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117

cc:	Lynn Dicker
Eric Atallah